SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Redback Networks Inc.

(Name of Subject Company)

Redback Networks Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209101

(CUSIP Number of Class of Securities)

Kevin A. DeNuccio

Director, Chief Executive Officer

and President

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John Sheridan, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006 (as previously filed with the SEC, the “Schedule 14D-9”), by Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”), relating to the tender offer made by Maxwell Acquisition Corporation, a Delaware corporation (“Offeror”), and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Parent”), as set forth in a Tender Offer Statement filed by Offeror and Parent on Schedule TO, dated December 22, 2006, as amended (as previously filed with the SEC, the “Schedule TO”), to pay $25.00 net per share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2006, as amended, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The section of Item 4 captioned “Solicitation/Recommendation” on page 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the second paragraph:

“In addition, on December 19, 2006, Parent entered into the Non-Tender Agreement with Ebrahim Abbasi, Georges Antoun, Thomas L. Cronan, III, Rod W. Couvrey, Scott Marshall, Stephen Y. Tam and Simon Zarrin (each an “Employee Stockholder” and collectively the “Employee Stockholders”). The Employee Stockholders agreed to enter into the Non-Tender Agreement because Parent required them to do so as a condition to proceeding with the transaction. Pursuant to the terms of the Non-Tender Agreement, each Employee Stockholder has agreed that he will not, without the prior written consent of Parent, tender his Shares in the Offer even though the Company’s Board of Directors unanimously determined that the Offer is advisable, fair to and in the best interest of Redback’s stockholders. See Section 13 of the Offer to Purchase for a summary of Parent’s rationale for requesting that the Employee Stockholders enter into such Non-Tender Agreement.”

Item 8. Additional Information.

1. The second paragraph of the section of Item 8 captioned “Antitrust; United States” on page 17 of the Schedule 14D-9 is hereby amended and restated as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The Company also filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer and early termination of the waiting period has been granted. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

2. Item 8 is hereby amended and supplemented by adding the following section:

“Required Governmental Approvals. Pursuant to the terms of the Merger Agreement, on January 4, 2007, Parent delivered to the Company a certificate listing the material government approvals or consents required in connection with the Offer. A copy of the certificate is filed as Exhibit (a)(10) hereto and incorporated herein by reference. See Section 14 of the Offer to Purchase for a summary of the conditions to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REDBACK NETWORKS INC.

Dated: January 4, 2007	/S/ THOMAS L. CRONAN, III
Thomas L. Cronan, III Senior Vice President of Finance and Administration, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated December 22, 2006 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006, as amended).

(a)(2)	Form of Letter Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).

(a)(3)*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(4)*	Letter dated December 22, 2006 to stockholders of Redback Networks Inc.

(a)(5)	Press Release issued by Redback Networks Inc. December 19, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(6)	Transcript of Conference call Conducted by Redback Networks Inc. on December 20, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 21, 2006).

(a)(7)	Email distributed by Kevin A. DeNuccio to Redback Networks Inc. Employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(8)	Letter to Employees of Redback Networks Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(9)	Redback Networks Inc. Employee FAQ (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(10)	Officers’ Certificate of Telefonaktiebolaget LM Ericsson (publ) dated January 4, 2007 (incorporated by reference to Exhibit (d)(7) to Amendment No. 2 to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on January 4, 2007).

(e)(1)	Amended and Restated Bylaws of Redback Networks Inc. (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-Q filed on May 15, 2001).

(e)(2)	Agreement and Plan of Merger between Telefonaktiebolaget LM Ericsson (publ), Maxwell Acquisition Corporation and Redback Networks Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on December 20, 2006).

(e)(3)	Form of Indemnification Agreement between Redback Networks Inc. and each of its directors and officers (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

(e)(4)	Redback Networks Inc. 1999 Stock Incentive Plan Notice of Restricted Stock Award to Kevin A. DeNuccio dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

(e)(5)	Amendment to Employment Agreement between Redback Networks Inc. and Kevin A. DeNuccio dated September 22, 2006 (which is incorporated herein by reference to Exhibit 10.45(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(6)	Employment Agreement between Redback Networks Inc. and Ebrahim Abbasi, dated October 2, 2001 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Form 10-Q filed on August 9, 2004).

Exhibit Number	Description
(e)(7)	Employment Agreement between Redback Networks Inc. and Georges Antoun, dated August 22, 2001 (which is incorporated herein by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002) and amendment thereto dated January 3, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Form 10-Q filed on May 10, 2004).

(e)(8)	Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated January 15, 2003 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

(e)(9)	Offer letter agreement between Redback Networks Inc. and Scott Marshall dated September 13, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on October 6, 2004).

(e)(10)	Amendment to Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.43(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(11)	Amendment to Employment Agreement between Redback Networks Inc. and Erahim Abbasi dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.41(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(12)	Amendment to Employment Agreement between Redback Networks Inc. and Scott Marshall dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.44(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(13)	Amendment to Employment Agreement between Redback Networks Inc. and Georges Antoun dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.42(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(g)	Not Applicable.

Annex I*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II*	Opinion of UBS Securities LLC, dated December 19, 2006.

*	Previously filed with Schedule 14D-9 on December 22, 2006.